Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(in millions of dollars)	2008	2007
Fixed Charges:
Interest expense[1]	$341	$313
Interest capitalized	10	8
One-third of rents[2]	67	54

Total fixed charges	$418	$375

Earnings:
Income before income taxes and minority interests	$3,432	$3,056
Fixed charges per above	418	375
Less: interest capitalized	(10)	(8)

	408	367

Amortization of interest capitalized	5	4

Total earnings	$3,845	$3,427

Ratio of earnings to fixed charges	9.20	9.14

[1]

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Interest related to unrecognized tax benefits was approximately $11 million for the six months ended June 30, 2008 and 2007, respectively. The ratio of earnings to fixed charges would have been 9.45 and 9.41 for the six months ended June 30, 2008 and 2007, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.